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EXHIBIT 11

Agreement of Joint Filing

        The undersigned hereby agree that this Amended Schedule 13D filed on or about this date as well as all future amendments to the Amended Schedule 13D with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.01 per share, of NetLojix Communications, Inc. shall be filed jointly on behalf of Ronald L. Jensen and Gladys M. Jensen. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii).

Date: September 24, 2002	/s/ Ronald L. Jensen Ronald L. Jensen
/s/ Gladys M. Jensen Gladys M. Jensen

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Agreement of Joint Filing